

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Leonard M. Tannenbaum
Chief Executive Officer
AFC Gamma, Inc.
525 Okeechobee Blvd., Suite 1770
West Palm Beach, FL 33401

> **Re: AFC Gamma, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 5, 2022**
> **File No. 333-264144**

Dear Mr. Tannenbaum:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Isabel Rivera at 202-551-3518 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jeeho M. Lee, Esq.